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SEC Mail Processing Section

MAR 01 2017

Washington DC 400

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40524

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Carter Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

99 Harbor Road
(No. and Street)

Southport	CT	06890
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Carter 203-349-8372
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dworken, Hillman, LaMorte & Sterczala, P.C.
(Name – *if individual, state last, first, middle name*)

Four Corporate Drive, Suite 488	Shelton	CT	06484
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Michael Carter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Carter Capital Corporation, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

KAREN E BENJAMIN
Notary Public
Connecticut
My Commission Expires Sep 30, 2017

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DH
L&S
DWORKEN, HILLMAN, LAMORTE & STERCZALA, P.C.
Certified Public Accountants / Business Consultants

Report of Independent Registered Public Accounting Firm

Shareholder
Carter Capital Corporation

We have reviewed management's statements, included in the accompanying Carter Capital Corporation Exemption Report in which (1) Carter Capital Corporation identified the following provisions of 17 C.F.R. §15c3-3(k) under which Carter Capital Corporation claimed an exemption from 17 C.F.R. §240.15c3-3:(2)(i) (the "exemption provisions") and (2) Carter Capital Corporation stated that Carter Capital Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. Carter Capital Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Carter Capital Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

February 21, 2017
Shelton, Connecticut

Dworken, Hillman, LaMorte & Sterczala, P.C.

CARTER CAPITAL CORPORATION

Years Ended December 31, 2016 and 2015

CONTENTS

DWORKEN, HILLMAN, LAMORTE & STERCZALA, P.C.
Certified Public Accountants / Business Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholder
Carter Capital Corporation
Southport, Connecticut

We have audited the accompanying statements of financial condition of Carter Capital Corporation (the Company) as of December 31, 2016 and 2015, and the related statements of income, changes in shareholder's equity, and cash flows for the years the ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2016 and 2015, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Pursuant to the Uniform Net Capital Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

February 21, 2017
Shelton, Connecticut

Dworken, Hillman, LaMorte & Sterczala, P.C.

CARTER CAPITAL CORPORATION

STATEMENTS OF FINANCIAL CONDITION

	December 31,	
	2016	2015
Assets		
Current assets:		
Cash	**$31,042**	$52,585
Total Assets	**$31,042**	$52,585
Liabilities and Shareholder's Equity:		
Current liabilities:		
Accrued expenses & accounts payable	**$2,626**	$0
Due to related party	**653**	0
Total Current liabilities:	**$3,279**	$0
Shareholder's Equity		
Common stock, no par value; 10,000 shares authorized, 1,000 shares issued and outstanding	**$21,000**	$21,000
Retained earnings	**6,763**	31,585
Total Shareholder's Equity	**27,763**	52,585
Total Liabilities and Shareholder's Equity	**$31,042**	$52,585

See notes to financial statements.

CARTER CAPITAL CORPORATION

STATEMENTS OF INCOME

	Year Ended December 31,	
	2016	2015
Investment banking, advisory fees, and other revenue	**$1,589,162**	$673,115
Operating expenses:		
Management and related services	**$1,490,000**	$634,369
Salaries and wages	**70,000**	0
Professional fees	**15,941**	12,550
Dues and licenses	**7,310**	6,819
Compliance	**653**	333
Miscellaneous	**80**	45
	1,583,984	654,116
Net income	**$5,178**	$18,999

See notes to financial statements.

CARTER CAPITAL CORPORATION

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

	Common Stock	Retained Earnings	Total
Balance, January 1, 2015	$21,000	$12,586	$33,586
Net income		18,999	18,999
Balance, December 31, 2015	$21,000	$31,585	$52,585
Distribution to shareholder		(30,000)	(30,000)
Net income		5,178	5,178
Balance, December 31, 2016	$21,000	$6,763	$27,763

See notes to financial statements.

CARTER CAPITAL CORPORATION

STATEMENTS OF CASH FLOWS

	Year Ended December 31,	
	2016	2015
Cash flows from operating activities:		
Net income	**$5,178**	$18,999
Adjustments to reconcile net income to net cash provided by operating activities:		
Accrued expenses & accounts payable	**2,626**	(1,628)
Due from related party	**653**	0
Net cash provided by operating activities	**8,457**	17,371
Cash flows from financing activities:		
Shareholder distribution	**(30,000)**	0
Net cash used by financing activities	**($30,000)**	0
Net change in cash	**(21,543)**	17,371
Cash, beginning	**52,585**	35,214
Cash, ending	**$31,042**	$52,585

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2016 and 2015

1. Description of the Company and summary of significant accounting policies:

Description of Company:

Carter Capital Corporation (the Company) is a broker – dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company was incorporated under the statutes of the State of Connecticut in 1987. The Company was formed to handle specific transactions subject to SEC oversight referred to them by a related party, Carter Morse Mathias & Company. The Company also shares office space and employees with Carter Morse Mathias & Company, which is partially owned by the Company's sole shareholder.

Significant accounting policies:

Method of accounting:

The Company utilizes the accrual method of accounting for financial reporting.

Revenue recognition:

The Company recognizes investment banking and advisory fees upon the closing of the financing arrangement or a transaction. All other fees are recognized when earned.

Income taxes:

The Company has elected to be taxed under the provisions of subchapter "S" of the Internal Revenue Code. Accordingly, items of income, loss, credits and deductions are not taxed within the Corporation but are reported on the income tax returns of the shareholder for federal and state tax purposes.

Generally, federal and state authorities may examine the Company's tax returns for three years from the date of filing. Consequently, income tax returns for years prior to 2013 are no longer subject to examination by taxing authorities.

Estimates and assumptions:

Management uses estimates and assumptions in preparing financial statements in conformity with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect certain reported amounts and disclosures. Accordingly, actual results could vary from the estimates used.

2. **Related party transactions:**

The Company pays fees for management and related services to an affiliate, Carter Morse Mathias & Company. The fees totaled $1,490,000 and $634,369 for 2016 and 2015, respectively. The Company borrows and advances funds on an as needed basis with Carter Morse Mathias & Company. Any advances are noninterest bearing and are due on demand. There were no outstanding borrowing or advances on December 31, 2015 and $653 on December 31, 2016.

3. **Concentrations:**

The Company earned 96% of its revenue from two clients in 2016, and essentially all of its revenue from one client in 2015, as a result of the successful closing of transactions.

4. **Rule 15c3-3:**

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(A) in that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis. The Company does not take possession or custody of any client funds or securities.

5. **Vulnerability due to regulatory environment:**

The Company operates in a heavily regulated environment. The operations of the Company are subject to the rules and regulations of federal, state and local regulatory agencies, including, but not limited to, the SEC and FINRA, and are subject to change at any time.

6. **Net capital requirements:**

The Company is subject to the SEC's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

The following is a summary of the Company's net capital position at December 31, 2016 and 2015:

	2016	2015
Net capital	**$27,763**	$52,585
Excess of net capital over the requirement	**$22,763**	$47,585
Aggregate indebtedness to net capital	**0.1 to 1**	0.0 to 1

7. Reconciliation of shareholder's equity, net income and net capital:

A reconciliation of shareholder's equity, net income and net capital reported to FINRA to the amounts reported in the financial statements follows:

	As Previously Reported	Adjustments	As Presently Reported
Total assets	$ 31,042		$ 31,042
Total liabilities	653	$2,626	3,279
Total ownership equity	$ 30,389	($2,626)	$ 27,763
Total revenue	$1,589,162	$ 0	$1,589,162
Total expenses, including income taxes	1,581,358	2,626	1,583,984
Net income	$ 7,804	($2,626)	$ 5,178
Net capital	$ 30,389		$ 27,263

The adjustment above relates to an adjustment by the Company for accrued SIPC fees that were not previously accrued.

8. Subsequent events:

Management has evaluated subsequent events through February 21, 2017, the date which the financial statements were available for issue.

CARTER CAPITAL CORPORATION

COMPUTATION OF NET CAPITAL PURSUANT TO THE UNIFORM NET CAPITAL RULE 15c3-1

	December 31,	
	2016	2015
Credits:		
Shareholder's equity	**$27,763**	$52,585
Net capital	**27,763**	52,585
Minimum net capital requirement (greater of 6.67% of aggregate indebtedness or $5,000)	**5,000**	5,000
Excess of net capital over minimum requirements	**$22,763**	$47,585
Aggregate indebtedness:	**$3,279**	0
Ratio of total aggregate indebtedness to net capital	**0.1 to 1**	0.0 to 1

Note: See Note 7 to the financial statements which describes the differences between the above calculations of net capital pursuant to Rule 15c3-1 included in this report and the computation included in the Company's unaudited Form X-17a-5 Part II A filing as of December 31, 2016.

MEMBER
FINRA
SIPC

Carter Capital Corporation

Exemption Report

Carter Capital Corporation (the "Company") is a registered broker-dealer subject to rule 17a-5
promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provision of 17 C.F.R. §240.15c3-3(k):(2)(i):

(2) The Company met the identified exemption provision in 17 C.F.R. §240.15c3-3(k) for the period January 1, 2016 through December 31, 2016 without exception.

Carter Capital Corporation

I, Michael Carter, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Michael Carter
President

February 1, 2017

Subscribed and Sworn before me a Notary Public, in and for County of Fairfield and State of Connecticut, this 1st day of February, 2017

Notary Public

KAREN E BENJAMIN
Notary Public
Connecticut
My Commission Expires Sep 30, 2017

99 Harbor Road • Southport, CT
Telephone (203) 254-3333 • Facsimile (203) 256-7753